Exhibit 99.1

FIRST QUARTER 2021

EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS FIRST QUARTER 2021 RESULTS

All amounts are in Canadian dollars and are based on financial statements presented in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted. Our Q1 2021 Report to Shareholders and Supplementary Financial Information are available at: http://www.rbc.com/investorrelations.

Net Income $3.8 Billion Up 10% YoY	Diluted EPS[1] $2.66 Up 11% YoY	PCL[2] $110 Million PCL on loans ratio down 16 bps[3] QoQ	ROE[4] 18.6% Up 100 bps YoY	CET1 Ratio 12.5% Well above regulatory requirements

TORONTO, February 24, 2021 – Royal Bank of Canada (RY on TSX and NYSE) today reported net income of $3,847 million for the quarter ended January 31, 2021, up $338 million or 10% from the prior year, with strong diluted EPS growth of 11% over the same period. Results across our businesses benefited from strong volume growth, increased client activity and constructive markets, partially offset by the impact of low interest rates and higher expenses largely due to variable and stock-based compensation commensurate with strong results. Record earnings in Capital Markets as well as positive earnings growth in Personal & Commercial Banking, Wealth Management and Insurance were partly offset by lower results in Investor & Treasury Services.

Results this quarter also reflected lower provisions for credit losses, with a PCL on loans ratio of 7 bps, largely resulting from releases of provisions on performing loans. Lower provisions on impaired loans also contributed to the decrease. Our reserves continue to be prudent and reflective of the uncertainty related to the COVID-19 pandemic, as demonstrated by our allowance for credit losses (ACL) ratio of 85 bps.

Compared to last quarter, net income was up $601 million with higher results in Personal & Commercial Banking, Capital Markets, Wealth Management, and Investor & Treasury Services. These factors were partially offset by lower results in Insurance.

Our capital position remained robust, with a Common Equity Tier 1 (CET1) ratio of 12.5% supporting strong volume growth and $1.5 billion in common share dividends paid. We also had a strong average Liquidity Coverage Ratio (LCR) of 141%.

“Against the uncertain macroeconomic backdrop due to the COVID-19 pandemic, we entered 2021 with strong momentum across our businesses. This is a reflection of the resiliency of our diversified business model, prudent approach to risk management, significant technology investments, and our colleagues’ dedication to our clients and communities. As global economies pivot to recovery, our scale, robust capital and liquidity position, and data and technology capabilities provide us with the foundation to continue prudently investing for long-term growth and delivering sustainable value for our clients, shareholders and communities.”

– Dave McKay, RBC President and Chief Executive Officer

Q1 2021 Compared to Q1 2020	• Net income of $3,847 million • Diluted EPS of $2.66 • ROE of 18.6% • CET1 ratio of 12.5%	h 10% h 11% h 100 bps h 50 bps

Q1 2021 Compared to Q4 2020	• Net income of $3,847 million • Diluted EPS of $2.66 • ROE of 18.6% • CET1 ratio of 12.5%	h 19% h 19% h 260 bps g 0 bps

1	Earnings per share (EPS).
2	Provision for credit losses (PCL).
3	Basis points (bps).
4

Return on equity (ROE). This measure does not have a standardized meaning under GAAP. For further information, refer to the Key Performance and non-GAAP measures section on page 3 of this Earnings Release.

Personal & Commercial Banking

Net income of $1,793 million increased $107 million or 6% from a year ago, primarily attributable to continued strong average volume growth of 12% (+19% in deposits and +6% in loans) in Canadian Banking and lower PCL. These factors were partially offset by lower spreads.

Compared to last quarter, net income increased $291 million or 19%, primarily due to lower PCL, average volume growth of 2% in Canadian Banking, as well as higher card service and foreign exchange revenue. The timing of professional fees also contributed to the increase. These factors were partially offset by higher staff-related costs.

Wealth Management

Net income of $649 million increased $26 million or 4% from a year ago, primarily due to average loan growth and higher average fee-based client assets, reflecting market appreciation and net sales, net of the associated variable compensation. Higher performance fees driven by strong fund performance and lower PCL also contributed to the increase. These factors were partially offset by the impact of lower interest rates on loans and sweep deposits, as well as higher staff-related costs.

Compared to last quarter, net income increased $103 million or 19%, primarily due to an increase in earnings from higher average fee-based client assets, net of the associated variable compensation, and lower PCL. Higher transactional revenue and higher performance fees driven by strong fund performance also contributed to the increase. These factors were partially offset by higher staff-related costs.

Insurance

Net income of $201 million increased $20 million or 11% from a year ago, primarily due to improved claims experience and higher favourable investment-related experience. These factors were partially offset by the impact of lower new longevity reinsurance contracts and lower international life volumes.

Compared to last quarter, net income decreased $53 million or 21%, primarily due to lower favourable investment-related experience as well as new business strain. Higher claims costs and lower benefits from favourable reinsurance contract renegotiations also contributed to the decrease. These factors were partially offset by unfavourable annual actuarial assumption updates in the prior quarter.

Investor & Treasury Services

Net income of $123 million decreased $20 million or 14% from a year ago, mainly due to lower funding and liquidity revenue reflecting the impact of a less favourable interest rate environment in the current quarter and elevated enterprise liquidity, partially offset by higher gains from the disposition of securities. Lower client deposit revenue, largely driven by lower interest rates, also contributed to the decrease.

Compared to last quarter, net income increased $32 million or 35%, mainly due to higher funding and liquidity revenue driven by money market opportunities in the current quarter, and higher revenue from our asset services business from increased client activity.

Capital Markets

Record net income of $1,067 million increased $185 million or 21% from a year ago, mainly due to higher revenue, largely driven by higher equity trading primarily in the U.S. reflecting increased client activity, partially offset by lower, albeit strong M&A revenue, which was the second highest following the historical high in Q1 2020. Lower PCL also contributed to the increase. These factors were partially offset by higher taxes largely reflecting changes in earnings mix.

Compared to last quarter, net income increased $227 million or 27%, largely driven by higher revenue, mainly reflecting higher fixed income trading and higher M&A activity across most regions. Lower PCL also contributed to the increase. These factors were partially offset by higher compensation on improved results.

Capital, Liquidity and Credit Quality

Capital – As at January 31, 2021, CET1 ratio was 12.5%, unchanged from last quarter, benefiting from internal capital generation, the favourable impact of fair value other comprehensive income adjustments and the favourable impact from asset returns in determining our pension obligations. These factors were offset by higher risk-weighted assets driven by strong organic growth and the impact of a lower capital modification related to the reduction of the exclusion rate applicable to eligible Stage 1 and Stage 2 allowances from 70% to 50%, as well as a release of provisions on performing loans in the current quarter.

Liquidity – For the quarter ended January 31, 2021, the average LCR was 141%, which translates into a surplus of approximately $104 billion, compared to 145% and a surplus of approximately $112 billion in the prior quarter. LCR levels remained relatively consistent with Q4 2020 as loan growth was largely offset by a continued increase in client deposits.

For the quarter ended January 31, 2021, the Net Stable Funding Ratio (NSFR) was 118%. Our NSFR is currently elevated, largely driven by client deposit inflows resulting from industry-wide impacts of the pandemic and corresponding central bank actions.

Credit Quality

Q1 2021 vs. Q1 2020

Total PCL was $110 million. PCL on loans of $121 million decreased $300 million from the prior year, due to lower provisions in Personal and Commercial Banking, Capital Markets and Wealth Management. The PCL on loans ratio of 7 bps decreased 19 bps. The PCL on impaired loans ratio was 13 bps.

PCL on performing loans was $(97) million compared to $83 million in the prior year, primarily reflecting releases of provisions in Personal & Commercial Banking and Capital Markets. While uncertainty over the impact of the COVID-19 pandemic remains, the releases were largely due to improvements in our credit quality outlook in the current quarter.

PCL on impaired loans of $218 million decreased $120 million from the prior year due to lower provisions in Personal & Commercial Banking and Capital Markets, and recoveries in Wealth Management.

Q1 2021 vs. Q4 2020

PCL on loans decreased $277 million from last quarter, primarily due to lower provisions in Personal & Commercial Banking, Wealth Management and Capital Markets. The PCL on loans ratio decreased 16 bps.

PCL on performing loans was $(97) million, compared to $147 million in the prior quarter, largely reflecting releases of provisions in the current quarter in Personal & Commercial Banking as compared to provisions in Personal & Commercial Banking and Wealth Management in the prior quarter.

PCL on impaired loans decreased $33 million from last quarter, reflecting lower provisions in Capital Markets and recoveries in Wealth Management, partially offset by higher provisions in Personal & Commercial Banking.

ACL

The ratio of ACL on loans and acceptances to total loans and acceptances was 85 bps, down 4 bps from last quarter and up 32 bps from last year.

Digitally Enabled Relationship Bank

Digital usage continued to grow with 90-day Active Mobile users increasing 12% from a year ago to 5.2 million, and mobile sessions up 40% from a year ago to over 100 million for the first time. Digital adoption increased to 56.0%, and self-serve transactions increased 500 bps from last year to 93.8%.

Key Performance and Non-GAAP Measures

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics, such as net income and ROE. ROE does not have a standardized meaning under GAAP. We use ROE as a measure of return on total capital invested in our business.

Additional information about ROE and other key performance and non-GAAP measures can be found under the Key performance and non-GAAP measures section of our Q1 2021 Report to Shareholders.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this Earnings Release, in other filings with Canadian regulators or the SEC, in other reports to shareholders, and in other communications, including statements by our President and Chief Executive Officer. Forward-looking statements in this document include, but are not limited to, statements relating to our financial performance objectives, vision and strategic goals, and the potential continued impacts of the coronavirus (COVID-19) pandemic on our business operations, and financial results, condition and objectives and on the global economy and financial market conditions. The forward-looking information contained in this Earnings Release is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, insurance, operational, regulatory compliance (which could lead to us being subject to various legal and regulatory proceedings, the potential outcome of which could include regulatory restrictions, penalties and fines), strategic, reputation, legal and regulatory environment, competitive and systemic risks and other risks discussed in the risk sections and Significant developments: COVID-19 section of our annual report for the fiscal year ended October 31, 2020 (the 2020 Annual Report) and the Risk management and Impact of COVID-19 pandemic sections of our Q1 2021 Report to Shareholders; including business and economic conditions, information technology and cyber risks, Canadian housing and household indebtedness, geopolitical uncertainty, privacy, data and third party related risks, regulatory changes, environmental and social risk (including climate change), and digital disruption and innovation, culture and conduct, the business and economic conditions in the geographic regions in which we operate, the effects of changes in government fiscal, monetary and other policies, tax risk and transparency, environmental and social risk, and the emergence of widespread health emergencies or public health crises such as pandemics and epidemics, including the COVID-19 pandemic and its impact on the global economy and financial market conditions and our business operations, and financial results, condition and objectives.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward-looking statements contained in this Earnings Release are set out in the Economic, market and regulatory review and outlook section and for each business segment under the Strategic priorities and Outlook headings in our 2020 Annual Report, as updated by the Economic, market and regulatory review and outlook and Impact of COVID-19 pandemic sections of our Q1 2021 Report to Shareholders. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the risk sections and Significant developments: COVID-19 section of our 2020 Annual Report and the Risk management and Impact of COVID-19 pandemic sections of our Q1 2021 Report to Shareholders.

Information contained in or otherwise accessible through the websites mentioned does not form part of this Earnings Release. All references in this Earnings Release to websites are inactive textual references and are for your information only.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this quarterly Earnings Release, quarterly results slides, supplementary financial information and our Q1 2021 Report to Shareholders at rbc.com/investorrelations.

Quarterly conference call and webcast presentation

Our quarterly conference call is scheduled for February 24, 2021 at 8:00 a.m. (EST) and will feature a presentation about our first quarter results by RBC executives. It will be followed by a question and answer period with analysts. Interested parties can access the call live on a listen-only basis at rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (416-340-2217, 866-696-5910, passcode 9794830#). Please call between 7:50 a.m. and 7:55 a.m. (EST).

Management’s comments on results will be posted on our website shortly following the call. A recording will be available by 5:00 p.m. (EST) from February 24, 2021 until May 26, 2021 at rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (905-694-9451 or 800-408-3053, passcode 8026879#).

Media Relations Contact

Gillian McArdle, Senior Director, Communications, Group Risk Management and Finance, gillian.mcardle@rbccm.com, 416-842-4231

Investor Relations Contacts

Nadine Ahn, SVP Wholesale Finance and Investor Relations, nadine.ahn@rbccm.com, 416-974-3355

Asim Imran, Vice President, Investor Relations, asim.imran@rbc.com, 416-955-7804

Marco Giurleo, Senior Director, Investor Relations, marco.giurleo@rbc.com, 416-955-2546

ABOUT RBC

Royal Bank of Canada is a global financial institution with a purpose-driven, principles-led approach to delivering leading performance. Our success comes from the 86,000+ employees who leverage their imaginations and insights to bring our vision, values and strategy to life so we can help our clients thrive and communities prosper. As Canada’s biggest bank, and one of the largest in the world based on market capitalization, we have a diversified business model with a focus on innovation and providing exceptional experiences to our 17 million clients in Canada, the U.S. and 34 other countries. Learn more at rbc.com.

We are proud to support a broad range of community initiatives through donations, community investments and employee volunteer activities. See how at rbc.com/community-social-impact.

Trademarks used in this earnings release include the LION & GLOBE Symbol, ROYAL BANK OF CANADA and RBC which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. All other trademarks mentioned in this earnings release, which are not the property of Royal Bank of Canada, are owned by their respective holders.

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